FORM 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month(s) of September and October, 2002

QSound Labs, Inc.
(Exact name of Registrant as specified in its charter)

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400 - 3115 12 Street N.E.
Calgary, Alberta Canada T2E 7J2
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  _X_    Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ___  No _X_

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

Registrant herewith furnishes:
1.  Press release dated September 10, 2002
2.  Press release dated October 29 ,2002

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QSound Labs, Inc.
(Registrant)

Date: October 30, 2002
/s/ Joanna Varvos
Joanna Varvos
Corporate Secretary